SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 07 July 2014

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Director/PDMR Shareholding
Enclosure 3	Transaction in Own Shares
Enclosure 4	Transaction in Own Shares
Enclosure 5	Transaction in Own Shares
Enclosure 6	Transaction in Own Shares
Enclosure 7	Transaction in Own Shares
Enclosure 8	Director/PDMR Shareholding
Enclosure 9	Transaction in Own Shares
Enclosure 10	Transaction in Own Shares
Enclosure 11	Transaction in Own Shares
Enclosure 12	Director/PDMR Shareholding
Enclosure 13	Transaction in Own Shares
Enclosure 14	BT Revises Financials & KPIs As Units Move To GS
Enclosure 15	Transaction in Own Shares
Enclosure 16	Transaction in Own Shares
Enclosure 17	Transaction in Own Shares
Enclosure 18	Director/PDMR Shareholding
Enclosure 19	Transaction in Own Shares
Enclosure 20	Transaction in Own Shares
Enclosure 21	Transaction in Own Shares
Enclosure 22	Transaction in Own Shares
Enclosure 23	Transaction in Own Shares
Enclosure 24	Transaction in Own Shares
Enclosure 25	Director/PDMR Shareholding
Enclosure 26	Transaction in Own Shares
Enclosure 27	Director/PDMR Shareholding
Enclosure 28	Transaction in Own Shares

Enclosure 1

2 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 750,000 ordinary shares at a price of 399.8895 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 234,215,018 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,917,012,011.

The above figure 7,917,012,011 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TONY CHANMUGAM

8 State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

125,000 shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.00

14. Date and place of transaction

2 JUNE 2014, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 899,227 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 626,283 SHARES
BT GROUP INCENTIVE SHARE PLAN: 913,531 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES

16. Date issuer informed of transaction

2 JUNE 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

3 JUNE 2014

END

Enclosure 3
3 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 751,000 ordinary shares at a price of 396.3426 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 234,951,718 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,916,275,311.

The above figure 7,916,275,311 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 4

4 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 755,000 ordinary shares at a price of 397.018 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 235,701,261 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,915,525,768.

The above figure 7,915,525,768 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 5

5 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 757,000 ordinary shares at a price of 399.7936 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 236,443,302 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,914,783,727.

The above figure 7,914,783,727 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 6

6 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 747,000 ordinary shares at a price of 403.2382 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 237,175,343 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,914,051,686.

The above figure 7,914,051,686 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 7

9 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 740,000 ordinary shares at a price of 406.7597 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 238,473,379 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,912,753,650.

The above figure 7,912,753,650 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TONY CHANMUGAM

8 State the nature of the transaction

TRANSFER OF SHARES FOR NIL CONSIDERATION TO A CHARITABLE TRUST - THE FARS CHANMUGAM CHARITABLE TRUST

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

50,000 shares to the Fars Chanmugam Charitable Trust

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

9 JUNE 2014, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 819,227 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 626,283 SHARES
BT GROUP INCENTIVE SHARE PLAN: 913,531 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES

16. Date issuer informed of transaction

9 JUNE 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

10 JUNE 2014

END

Enclosure 9

10 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 735,000 ordinary shares at a price of 396.7307 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,191,635 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,912,035,394.

The above figure 7,912,035,394 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 10

11 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 755,000 ordinary shares at a price of 396.2474 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,427,271 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,799,758.

The above figure 7,911,799,758 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 11

12 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 760,000 ordinary shares at a price of 396.7986 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 240,166,917 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,060,112.

The above figure 7,911,060,112 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JASMINE WHITBREAD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

JASMINE WHITBREAD

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF 1,200 ORDINARY SHARES BY JASMINE WHITBREAD

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JASMINE WHITBREAD

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

1,200 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

399p PER SHARE

14. Date and place of transaction

11 JUNE 2014, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,990 ORDINARY SHARES

16. Date issuer informed of transaction

12 JUNE 2014
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

13 JUNE 2014

END

Enclosure 13

13 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 755,000 ordinary shares at a price of 395.6819 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 240,915,924 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,910,311,105.

The above figure 7,910,311,105 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 14

16 June 2014
BT PROVIDES REVISED FINANCIAL INFORMATION AND KPIs REFLECTING ORGANISATIONAL CHANGES

BT Group has today published revised line of business financial information and key performance indicators (KPIs) to reflect organisational changes which came into effect on 1 April 2014.

BT Conferencing has moved from BT Business into BT Global Services. This will help us simplify the way we provide integrated collaboration solutions to our global customers. BT Security has moved from our central group functions into BT Global Services. Security is of increasing importance to our customers, and we believe that this move will help us better compete in the market and take full advantage of global opportunities.

The organisational changes do not impact the results of BT Consumer, BT Wholesale or Openreach. There is no impact on the total group results.

The financial impact and restated financial information, prepared on a consistent basis, for the years ended 31 March 2014, 31 March 2013 and 31 March 2012 is shown below. The updated KPI document is available at www.bt.com/results

Results for the first quarter to 30 June 2014 (which are expected to be announced on Thursday 31 July 2014) will be presented on this revised basis.

Enquiries
Press office:
Ross Cook             Tel: 020 7356 5369

Investor relations:
Damien Maltarp           Tel: 020 7356 4909

Notes to editors

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Appendix - impact of restatements on 2013/141
£m	As previously reported - 2013/14					Adjustments					Restated - 2013/14
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
BT Global Services
Revenue	1,696	1,694	1,794	1,857	7,041	56	49	53	70	228	1,752	1,743	1,847	1,927	7,269
EBITDA	182	201	263	286	932	28	21	27	33	109	210	222	290	319	1,041
Free cash flow	(280)	74	78	517	389	18	17	33	42	110	(262)	91	111	559	499

BT Business
Revenue	863	871	880	895	3,509	(78)	(72)	(72)	(74)	(296)	785	799	808	821	3,213
EBITDA	262	268	281	287	1,098	(26)	(21)	(24)	(25)	(96)	236	247	257	262	1,002
Free cash flow	125	240	247	280	892	(16)	(23)	(29)	(25)	(93)	109	217	218	255	799

BT Consumer
Revenue	950	987	1,014	1,068	4,019	-	-	-	-	-	950	987	1,014	1,068	4,019
EBITDA	231	158	175	269	833	-	-	-	-	-	231	158	175	269	833
Free cash flow	146	11	99	216	472	-	-	-	-	-	146	11	99	216	472

BT Wholesale
Revenue	638	624	589	571	2,422	-	-	-	-	-	638	624	589	571	2,422
EBITDA	157	159	146	152	614	-	-	-	-	-	157	159	146	152	614
Free cash flow	(31)	154	30	219	372	-	-	-	-	-	(31)	154	30	219	372

Openreach
Revenue	1,245	1,271	1,274	1,271	5,061	-	-	-	-	-	1,245	1,271	1,274	1,271	5,061
EBITDA	605	642	660	694	2,601	-	-	-	-	-	605	642	660	694	2,601
Free cash flow	269	311	452	460	1,492	-	-	-	-	-	269	311	452	460	1,492

Other
Revenue	28	14	26	63	131	(10)	4	(12)	(31)	(49)	18	18	14	32	82
EBITDA	3	6	12	17	38	(2)	0	(3)	(8)	(13)	1	6	9	9	25
Free cash flow	(289)	(180)	(352)	(346)	(1,167)	(2)	6	(4)	(17)	(17)	(291)	(174)	(356)	(363)	(1,184)

Intra-group items
Revenue	(971)	(970)	(978)	(977)	(3,896)	32	19	31	35	117	(939)	(951)	(947)	(942)	(3,779)

TOTAL
Revenue	4,449	4,491	4,599	4,748	18,287	-	-	-	-	-	4,449	4,491	4,599	4,748	18,287
EBITDA	1,440	1,434	1,537	1,705	6,116	-	-	-	-	-	1,440	1,434	1,537	1,705	6,116
Free cash flow	(60)	610	554	1,346	2,450	-	-	-	-	-	(60)	610	554	1,346	2,450

1 Before specific items. Free cash flow is before purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

Appendix - impact of restatements on 2012/131
£m	As previously reported - 2012/13					Adjustments					Restated - 2012/13
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
BT Global Services
Revenue	1,731	1,757	1,748	1,934	7,170	60	52	51	59	222	1,791	1,809	1,799	1,993	7,392
EBITDA	171	182	215	264	832	26	27	31	34	118	197	209	246	298	950
Free cash flow	(263)	(119)	140	454	212	21	20	28	33	102	(242)	(99)	168	487	314

BT Business
Revenue	849	870	875	922	3,516	(74)	(73)	(73)	(76)	(296)	775	797	802	846	3,220
EBITDA	244	252	267	284	1,047	(24)	(25)	(28)	(30)	(107)	220	227	239	254	940
Free cash flow	140	183	280	304	907	(19)	(18)	(25)	(29)	(91)	121	165	255	275	816

BT Consumer
Revenue	959	952	953	982	3,846	-	-	-	-	-	959	952	953	982	3,846
EBITDA	246	238	228	256	968	-	-	-	-	-	246	238	228	256	968
Free cash flow	100	147	190	218	655	-	-	-	-	-	100	147	190	218	655

BT Wholesale
Revenue	678	616	645	669	2,608	-	-	-	-	-	678	616	645	669	2,608
EBITDA	163	143	153	161	620	-	-	-	-	-	163	143	153	161	620
Free cash flow	(8)	63	115	178	348	-	-	-	-	-	(8)	63	115	178	348

Openreach
Revenue	1,270	1,283	1,286	1,276	5,115	-	-	-	-	-	1,270	1,283	1,286	1,276	5,115
EBITDA	633	664	662	683	2,642	-	-	-	-	-	633	664	662	683	2,642
Free cash flow	289	328	448	410	1,475	-	-	-	-	-	289	328	448	410	1,475

Other
Revenue	19	19	21	42	101	(13)	(10)	(7)	(17)	(47)	6	9	14	25	54
EBITDA	(5)	9	14	16	34	(2)	(2)	(3)	(4)	(11)	(7)	7	11	12	23
Free cash flow	(382)	(286)	(366)	(263)	(1,297)	(2)	(2)	(3)	(4)	(11)	(384)	(288)	(369)	(267)	(1,308)

Intra-group items
Revenue	(1,002)	(1,004)	(1,001)	(1,010)	(4,017)	27	31	29	34	121	(975)	(973)	(972)	(976)	(3,896)

TOTAL
Revenue	4,504	4,493	4,527	4,815	18,339	-	-	-	-	-	4,504	4,493	4,527	4,815	18,339
EBITDA	1,452	1,488	1,539	1,664	6,143	-	-	-	-	-	1,452	1,488	1,539	1,664	6,143
Free cash flow	(124)	316	807	1,301	2,300	-	-	-	-	-	(124)	316	807	1,301	2,300

1 Before specific items. Free cash flow is before purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

Appendix - impact of restatements on 2011/121
£m	As previously reported - 2011/12					Adjustments					Restated - 2011/12
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
BT Global Services
Revenue	1,906	2,015	1,895	1,996	7,812	49	61	60	60	230	1,955	2,076	1,955	2,056	8,042
EBITDA	189	210	196	240	835	22	26	33	32	113	211	236	229	272	948
Free cash flow	(9)	(4)	186	218	391	8	25	34	35	102	(1)	21	220	253	493

BT Business
Revenue	884	903	895	912	3,594	(70)	(75)	(76)	(79)	(300)	814	828	819	833	3,294
EBITDA	250	253	264	270	1,037	(21)	(24)	(26)	(27)	(98)	229	229	238	243	939
Free cash flow	177	218	209	252	856	(3)	(22)	(29)	(27)	(81)	174	196	180	225	775

BT Consumer
Revenue	979	981	985	980	3,925	-	-	-	-	-	979	981	985	980	3,925
EBITDA	216	214	214	238	882	-	-	-	-	-	216	214	214	238	882
Free cash flow	140	140	100	212	592	-	-	-	-	-	140	140	100	212	592

BT Wholesale
Revenue	759	737	734	713	2,943	-	-	-	-	-	759	737	734	713	2,943
EBITDA	172	171	168	156	667	-	-	-	-	-	172	171	168	156	667
Free cash flow	(16)	88	10	177	259	-	-	-	-	-	(16)	88	10	177	259

Openreach
Revenue	1,269	1,294	1,313	1,311	5,187	-	-	-	-	-	1,269	1,294	1,313	1,311	5,187
EBITDA	617	648	672	681	2,618	-	-	-	-	-	617	648	672	681	2,618
Free cash flow	256	431	385	442	1,514	-	-	-	-	-	256	431	385	442	1,514

Other
Revenue	13	13	18	22	66	(9)	(10)	(14)	(15)	(48)	4	3	4	7	18
EBITDA	(16)	(8)	2	17	(5)	(1)	(2)	(7)	(5)	(15)	(17)	(10)	(5)	12	(20)
Free cash flow	(347)	(310)	(256)	(392)	(1,305)	(5)	(3)	(5)	(8)	(21)	(352)	(313)	(261)	(400)	(1,326)

Intra-group items
Revenue	(1,022)	(1,026)	(1,044)	(1,038)	(4,130)	30	24	30	34	118	(992)	(1,002)	(1,014)	(1,004)	(4,012)

TOTAL
Revenue	4,788	4,917	4,796	4,896	19,397	-	-	-	-	-	4,788	4,917	4,796	4,896	19,397
EBITDA	1,428	1,488	1,516	1,602	6,034	-	-	-	-	-	1,428	1,488	1,516	1,602	6,034
Free cash flow	201	563	634	909	2,307	-	-	-	-	-	201	563	634	909	2,307

1 Before specific items. Free cash flow is before purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

Enclosure 15

16 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 760,000 ordinary shares at a price of 385.0781 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 241,665,501 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,909,561,528.

The above figure 7,909,561,528 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 16

17 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 780,000 ordinary shares at a price of 380.106 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 242,445,501 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,908,781,528.

The above figure 7,908,781,528 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 17

18 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 786,000 ordinary shares at a price of 385.1069 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 243,118,775 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,908,108,254.

The above figure 7,908,108,254 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 18

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

CLARE CHAPMAN

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

BT GROUP PLC

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 989,068
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 126,071

TONY CHANMUGAM

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 459,135
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 134,123

LUIS ALVAREZ

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 251,952
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 74,817

CLARE CHAPMAN

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 201,516
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 55,409

JOHN PETTER

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 214,380
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 59,138

CLIVE SELLEY

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 251,821
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 60,115

NIGEL STAGG

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 186,686
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 62,968

GRAHAM SUTHERLAND

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 214,380
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 58,441

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.842

14. Date and place of transaction

19 JUNE 2014, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 1,958,485 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 773,234 SHARES
BT GROUP INCENTIVE SHARE PLAN: 2,341,602 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 819,227 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 760,406 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,372,666 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 347,467 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 288,785 SHARES
BT GROUP INCENTIVE SHARE PLAN: 578,941 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,783 SHARES.

CLARE CHAPMAN

PERSONAL HOLDING: 20,695

BT GROUP DEFERRED BONUS PLAN: 175,478 SHARES
BT GROUP INCENTIVE SHARE PLAN: 560,509 SHARES

JOHN PETTER

PERSONAL HOLDING: 97,893 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 273,738 SHARES
BT GROUP INCENTIVE SHARE PLAN: 478,568 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 3,809 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 263,310 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 268,073 SHARES
BT GROUP INCENTIVE SHARE PLAN: 546,618 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

NIGEL STAGG

PERSONAL HOLDING: 338,344 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 304,580 SHARES
BT GROUP INCENTIVE SHARE PLAN: 376,526 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 95,764 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 249,412 SHARES
BT GROUP INCENTIVE SHARE PLAN: 477,979 SHARES

16. Date issuer informed of transactions

19 JUNE 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

19 JUNE 2014

END

Enclosure 19

19 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 780,000 ordinary shares at a price of 392.1291 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 243,898,775 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,907,328,254.

The above figure 7,907,328,254 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 20

20 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 768,000 ordinary shares at a price of 389.4346 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 244,646,373 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,906,580,656.

The above figure 7,906,580,656 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 21

23 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 774,000 ordinary shares at a price of 385.1524 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 245,420,373 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,905,806,656.

The above figure 7,905,806,656 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 22

24 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 785,000 ordinary shares at a price of 383.0447 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 246,195,852 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,905,031,177.

The above figure 7,905,031,177 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 23

25 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 785,000 ordinary shares at a price of 381.1873 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 245,879,930 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,905,347,099.

The above figure 7,905,347,099 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 24
26 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 790,000 ordinary shares at a price of 384.7551 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 246,669,930 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,904,557,099.

The above figure 7,904,557,099 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 25

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

GAVIN PATTERSON

JOHN PETTER

CLIVE SELLEY

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SIR MICHAEL RAKE

GAVIN PATTERSON

JOHN PETTER

CLIVE SELLEY

TONY CHANMUGAM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

26 June 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MIKE RAKE

PERSONAL HOLDING 130,156

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,657 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 1,958,485 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 773,234 SHARES
BT GROUP INCENTIVE SHARE PLAN: 2,341,602 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 819,227 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 760,406 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,372,666 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

JOHN PETTER
PERSONAL HOLDING: 97,893 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 273,738 SHARES
BT GROUP INCENTIVE SHARE PLAN: 478,568 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,689 SHARES.

CLIVE SELLEY
PERSONAL HOLDING: 263,310 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 268,073 SHARES
BT GROUP INCENTIVE SHARE PLAN: 546,618 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 29,747 SHARES

16. Date issuer informed of transaction

27 JUNE 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

27 JUNE 2014

18. Period during which or date on which it can be exercised

01 AUGUST 2017 - 31 JANUARY 2020

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£3.19

£3.59

22. Total number of shares or debentures over which options held following notification

SIR MICHAEL RAKE

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,657 SHARES

GAVIN PATTERSON

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

JOHN PETTER

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,689 SHARES

CLIVE SELLEY

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 29,747 SHARES

TONY CHANMUGAM

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES.

23. Any additional information

24. Name of contact and telephone number for queries

ANDREW BENNETT 0207 356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

27 JUNE 2014

END

Enclosure 26

27 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 793,000 ordinary shares at a price of 387.9909 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 247,462,930 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,903,764,099.

The above figure 7,903,764,099 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 27

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GRAHAM SUTHERLAND

8 State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,268 Ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.8748 pence

14. Date and place of transaction

30 June 2014, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GRAHAM SUTHERLAND

PERSONAL HOLDING: 106,032 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 249,412 SHARES
BT GROUP INCENTIVE SHARE PLAN: 477,979 SHARES

16. Date issuer informed of transaction

30 JUNE 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

30 JUNE 2014

END

Enclosure 28
30 June 2014

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 777,728 ordinary shares at a price of 386.7004 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 248,199,442 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,903,027,587.

The above figure 7,903,027,587 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.